UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2020

Commission File Number: 001-38954

_____________________

LINX S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Avenida Doutora Ruth Cardoso, 7,221

05425-902 São Paulo, SP

Federative Republic of Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F:   ☒      Form 40-F:   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)): ☐

LINX S.A.

Publicly-Held Company

Corporate Taxpayer’s ID (CNPJ/MF): 06.948.969/0001-75

Company Registry (NIRE): 35.300.316.584

NOTICE TO THE MARKET

Linx S.A. (“Linx” or “Company”), leading provider of retail management software in Brazil, informs that received a declaration from Morgan Stanley. (“Morgan Stanley”), located at 1300 Thames Street, Baltimore, MD 21231, United States of America, stating that reached an ownership interest corresponding to 4.3% of total common shares issued by the Company, totaling currently 8,161,969 (eight million, one hundred sixty-one thousand and nine hundred sixty-nine) common shares of this class, as a result of the recent sell of common shares in transactions on the stock exchange.

Additionally, Morgan Stanley reported that reached an exposure in Derivative Financial Instrument with provision for Financial Settlement - Long Position corresponding to 0.00% of the total common shares issued by the Company, equivalent to 3,000 (three thousand) shares of this class. It also reached an exposure in Derivative Financial Instrument with provision for Financial Settlement - Short Position corresponding to 5.59% of the total of common shares issued by the Company, equivalent to 10,580,289 (ten million, five hundred eighty thousand and two hundred eighty-nine) shares of this class.

Morgan Stanley informed that this equity interest does not aim to change the composition of the Company's control or administrative structure. The full communication letter follows below.

São Paulo, November 11, 2020.

Ramatis Rodrigues

Investor Relations Officer

1300 Thames Street,
Baltimore, MD 21231

Morgan Stanley

11 de novembro de 2020

LINX S.A..
Antonio Ramatis Fernandes Rodrigues
Chief Financial Officer and IRO
Avenida Doutora Ruth Cardoso, 7221
Edifício Birmann 21 – Pinheiros
05425-902 – São Paulo – SP

Assunto: Redução de Participação Relevante

Prezado Senhor,

Em atendimento à Instrução da Comissão de Valores Mobiliários ("CVM") 358, de 3 de janeiro de 2002, artigo 12, servimo-nos da presente para notificá-los que, em 06 de novembro de 2020, o Morgan Stanley (de forma agregada, por meio de suas subsidiárias Morgan Stanley Capital Services LLC[1], Morgan Stanley & Co. International plc[2], Morgan Stanley Uruguay Ltda.[3], Morgan Stanley & Co. LLC[4], Morgan Stanley Smith Barney LLC[5], Caieiras Fundo de Investimento Multimercado[6] e Formula XVI Fundo de Investimento Multimercado Credito Privado – Investimento no exterior[7]) atingiu posição / exposição equivalente a **4,3%** do número total de ações ordinárias da LINX S.A.. ("Companhia") (LINX3).

A posição acima corresponde a:

Posição / Exposição	**Quantidade**
Ações ordinárias American Depositary Receipts (ADRs)	8.161.969

[1] Morgan Stanley Capital Services LLC - CNPJ nº 05.870.238/0001-91. Representante Legal: Banco Itaubank S/A – CNPJ 60.394.079/0001-04.

[2] Morgan Stanley & Co. International plc - CNPJ nº 05.448.002/0001-61. Representante Legal: Banco Itaubank S/A – CNPJ 60.394.079/0001-04.

[3] Morgan Stanley Uruguay Ltda. - CNPJ nº 05.447.544/0001-10. Representante Legal: Banco Itaubank S/A – CNPJ 60.394.079/0001-04.

[4] Morgan Stanley & Co. LLC - CNPJ nº 05.448.000/0001-72. Representante Legal: Banco Itaubank S/A – CNPJ 60.394.079/0001-04.

[5] Morgan Stanley Smith Barney LLC - CNPJ nº 18.628.845/0001-91. Representante Legal: Citibank DTVM S/A – CNPJ 33.868.597/0001-40.

[6] Caieiras Fundo de Investimento Multimercado - CNPJ nº 09.577.034/0001-18.

[7] Formula XVI Fundo de Investimento Multimercado Credito Privado – Investimento no exterior - CNPJ nº 03.068.182/0001-20.

1300 Thames Street,
Baltimore, MD 21231

Morgan Stanley

Por fim, o Morgan Stanley atingiu exposição em:

Posição / Exposição	Quantidade	Percentual Detido
Instrumento Financeiro Derivativo com previsão de Liquidação Financeira – Posição Comprada	3.000	0,00%
Instrumento Financeiro Derivativo com previsão de Liquidação Financeira – Posição Vendida	10.580.289	5,59%

O Morgan Stanley não objetiva alterar a composição do controle ou estrutura administrativa da Companhia.

Atenciosamente,

Christopher O'Hara - Signatário Autorizado

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 11, 2020

Linx S.A.

By: /s/ Ramatis Rodrigues

Name: Ramatis Rodrigues

Title: Investor Relations Officer